787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 1, 2018

VIA EDGAR

Christina DiAngelo Fettig

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Funds II Registration Statement on Form N-14
(Securities Act File No. 333-225646)

Dear Mses. DiAngelo Fettig and O’Neal:

On behalf of BlackRock Funds II (the “BlackRock Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on July 10, 2018 and July 13, 2018 regarding the BlackRock Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by BlackRock 60/40 Target Allocation Fund, a series of the BlackRock Registrant, of all of the assets and certain stated liabilities of State Farm Equity and Bond Fund, a series of the State Farm Mutual Fund Trust (the “State Farm Registrant”), in exchange for Investor A and Institutional Shares of BlackRock 60/40 Target Allocation Fund.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the BlackRock Registrant. The BlackRock Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the BlackRock Registrant. The State Farm Registrant has reviewed this letter and has represented to the Registrant that any statements regarding the Target Fund are accurate. A Pre-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW  YORK    WASHINGTON    HOUSTON     PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

August 1, 2018

Accounting Staff Comments

Comment No. 1:	Questions & Answers – Question 3. Please supplementally explain to the Staff the basis for the share class selection.

Response:	Share class selection was primarily based on the shareholder eligibility requirements of each share class of both the Target Fund and Acquiring Fund and on the similarities in the distribution fees for each share class. In addition, similarities in shareholder privileges and shareholder services, total expense ratios, front-end sales charges, and contingent deferred sales charges were considered.

The Acquiring Fund also offers Investor C, Class R and Class K shares. These share classes will not be issued in the Reorganization. For shareholders of Class A, Class B, Premier, Legacy B, Class R-1, and Class R-2 shares of the Target Fund, Investor A shares are being issued in the Reorganization as the services provided to Investor A shares most closely align with the services the Target Fund shareholders are receiving. For shareholders of Institutional and Class R-3 shares of the Target Fund, Institutional shares are being issued in the Reorganization as the services provided to Institutional shares most closely align with the services the Target Fund shareholders are receiving.

Comment No. 2:	Questions & Answers – Question 13. The Staff notes that the disclosure in the Registration Statement and the disclosure in the Agreement and Plan of Reorganization with respect to who is responsible for paying the costs of the Reorganization are slightly different. Please ensure that the disclosure between the two documents is clear and consistent. In addition, the second paragraph of Question 13 states that the Acquiring Fund may bear certain legal fees. If these legal fees will be costs of the Reorganization that will be paid by the Acquiring Fund, please disclose an estimate of these costs and show them as adjustments to the capitalization tables and the pro forma financial statements. In addition, the second paragraph references repositioning costs in connection with the Reorganization. The Agreement and Plan of Reorganization references the sale of the Target Fund’s securities after the closing date. Please make the disclosure consistent.

Response:	The BlackRock Registrant submits that the above-referenced Registration Statement disclosure is consistent with the provision of the Agreement and Plan of Reorganization relating to expenses of the Reorganization. Both the Registration Statement disclosure and the provision of the Agreement and Plan of Reorganization state that BlackRock or its affiliates and State Farm or its

August 1, 2018

affiliates will bear the expenses incurred in connection with the Reorganization other than any portfolio transaction costs resulting from realignment of the Target Fund’s portfolio prior to or after the Reorganization and, in the case of the Acquiring Fund, the legal fees associated with counsel to the directors who are not “interested persons” (as defined in the 1940 Act) of the BlackRock Registrant. The BlackRock Registrant has, however, made clarifying changes to the above-referenced disclosure, as well as similar disclosure in the “Expenses of the Reorganization” section.

The BlackRock Registrant has added disclosure of the estimate of the legal fees associated with counsel to the trustees who are not “interested persons” (as defined in the 1940 Act) of the BlackRock Registrant. No adjustments to the capitalization tables and pro forma financial statements have been made because such expenses will be borne indirectly by BAL or its affiliates due to the expense caps applicable to the Acquiring Fund.

With respect to the disclosure relating to portfolio realignment, the BlackRock Registrant notes that Question 11 discusses the level of portfolio realignment, if any, prior to and after the Reorganization and notes that the transactions costs related thereto are expected to be minimal or not material. The BlackRock Registrant has added similar transaction cost disclosure to Question 13.

Comment No. 3:	Proposal 1 – To Approve the Agreement and Plan of Reorganization – Summary – Fees and Expenses. Please supplementally confirm that the fees presented in the Registration Statement are current fees in accordance with Item 3 of Form N-14.

Response:	The Registrant has updated the fee tables with respect to the Acquiring Fund and the Combined Fund to reflect information as of the end of each Fund’s semi-annual period ended March 31, 2018.

Comment No. 4:	Proposal 1 – To Approve the Agreement and Plan of Reorganization – Summary – Fees and Expenses. With respect to the Acquiring Fund, the Staff believes that the Acquired Fund Fees and Expenses line item should also have a footnote similar to footnote 6 of the Target Fund. The Staff believes that the most recent prospectus of the Acquiring Fund has an Acquired Fund Fees and Expenses footnote.

Response:	The Registrant has added the Acquired Fund Fees and Expenses’ footnote from the Acquiring Fund’s most recent prospectus to the fee table in the Registration Statement.

August 1, 2018

Comment No. 5:	To the extent that a Fund has voluntary expense waivers, please ensure that the effects of any voluntary waivers are adequately addressed in the Registration Statement.

Response:	The BlackRock Registrant submits that there are no voluntary expense waivers in place with respect to the Acquiring Fund. The following disclosure will be added with respect to the State Farm Registrant:

Effective for transactions occurring on or after April 1, 2017, the distributor of the Target Fund has waived receipt of all sales charges otherwise payable to the Target Fund, and no sales charges apply to transactions occurring on or after April 1, 2017. Effective April 1, 2017 and thereafter, the distributor of the Target Fund has waived receipt of all Rule 12b-1 distribution and service fees with respect to the Target Fund, and no Rule 12b-1 distribution and service fees have applied on or after April 1, 2017.

Comment No. 6:	Proposal 1 – To Approve the Agreement and Plan of Reorganization – Summary – Fees and Expenses. With respect to footnote 8 on page 8, the Staff notes that the waiver needs to be in place for at least one year from the effective date of the Registration Statement. The Staff also notes that the repayment terms in footnote 8 are vague. Please either include the conditions of the repayment in the footnote or add a cross reference to the part of the Registration Statement that addresses the terms.

Response:	The Registrant submits that the fee and expense tables with respect to the Acquiring Fund are based on the fee and expense tables of the Acquiring Fund’s recent prospectus. With respect to the requirement that the Acquiring Fund’s waiver needs to be in place for at least one year from the effective date of the Registration Statement, the Registrant notes that, as set out in the last footnote of each fee table, the waiver with respect to the Combined Fund will be in place through January 31, 2021. A cross reference to the part of the Registration Statement that addresses the repayment terms has been added to footnote 8.

Comment No. 7:	Proposal 1 – To Approve the Agreement and Plan of Reorganization – Summary – Fees and Expenses – Example. Please consider adding disclosure to the narrative explanation of the Funds that the Example takes into account the expense limitation for the applicable period.

Response:	The Registrant respectfully declines to make the requested change as such disclosure is not required by Form N-14 or Form N-1A.

Comment No. 8:	Comparison of the Funds – Principal Investment Risks. The Staff notes that the Acquiring Fund, but not the Target Fund, lists Affiliated Fund Risk as a principal risk. Please explain why Affiliated Fund Risk is not a principal risk of the Target Fund.

August 1, 2018

Response:	The Registrant submits that Affiliated Fund Risk is not disclosed as a principal risk of the Target Fund in the State Farm Registrant’s most recent post-effective amendment to its registration statement on Form N-1A. Accordingly, it is not disclosed as a principal risk of the Target Fund in the Registration Statement.

Comment No. 9:	Comparison of the Funds – Investment Advisory and Management Agreements. With respect to the expense reimbursement threshold disclosure for the Target Fund, the Staff notes that the disclosure in the Registration Statement is described differently than the disclosure in the Target Fund’s annual report. Please supplementally explain the differences.

Response:	For the Target Fund, SFIMC has agreed to reimburse all operating expenses incurred by the Target Fund, except (i) the Target Fund’s pro-rata share of expenses incurred as a result of investing its assets in shares of the Equity Fund and in shares of the Bond Fund, each a series of the Target Trust, (ii) 12b-1 fees paid by the Target Fund, or (iii) shareholder servicing fees paid by the Target Fund. While the disclosure in the Registration Statement varies from the disclosure in the Target Fund’s annual report, in each instance the disclosure accurately describes SFIMC’s reimbursement obligations.

Comment No. 10:	Purchase, Redemption, Exchange and Valuation of Shares – Comparison of Valuation Policies – Combined Fund. Since two registrants are being merged, are there any valuation differences that would cause an adjustment to the net asset value of the Funds on the merger date. If so and those differences are material, the Staff notes that these should be presented as adjustments to the capitalization and pro forma tables.

Response:	The Registrant submits that it anticipates that, as of the merger date, there will not be any material valuation differences that would cause an adjustment to the net asset value of the Funds.

Comment No. 11:	Information About the Reorganization – Results of Process. The language in the 18th bullet point is inconsistent with the Agreement and Plan of Reorganization. Please ensure that the disclosure between the two documents is clear and consistent.

Response:	The Registrant has revised the above-referenced disclosure to be consistent with the Agreement and Plan of Reorganization.

August 1, 2018

Comment No. 12:	Information About the Reorganization – Material U.S. Federal Income Tax Consequences of the Reorganizations. In the penultimate paragraph, please disclose any capital loss carryforwards of the Target Fund.

Response:	The Registrant has revised the above-referenced paragraph to reflect that the Target Fund did not have any capital loss carryforwards as of March 31, 2018.

Comment No. 13:	Other Information – Capitalization. The Staff notes that the Acquiring Fund has classes that are not involved in the merger. Please represent all classes of the Acquiring Fund in the capitalization tables. Any of the legal costs of the reorganization to be paid by the Acquiring Fund should also be shown as an adjustment. If there were any valuation differences between the Funds, please adjust the capitalization tables for this as well.

Response:	The Registrant has revised the capitalization tables to incorporate information for all of the Acquiring Fund’s share classes. No adjustments to the capitalization tables and pro forma financial statements have been made with respect to the legal costs of the Reorganization to be paid by the Acquiring Fund because such expenses will be borne indirectly by BAL or its affiliates due to the expense caps applicable to the Acquiring Fund. With respect to valuation differences, please see the response to Comment No. 10.

Comment No. 14:	Statement of Additional Information (“SAI”) – Pro Forma Financial Statements (Unaudited). The Staff notes that the date of the pro forma information is governed by Regulation S-X §210.11-02(c), pursuant to which the pro forma information should be dated as of the most recent balance sheet of the registrant. The Staff notes that the most recent balance sheet of the Acquiring Fund would be the March 31, 2018 reporting period. Accordingly, the pro forma information and the capitalization tables in the Registration Statement need to be brought forward to March 31, 2018.

Response:	The Registrant has revised the pro forma information and the capitalization tables in the Registration Statement to reflect information as of March 31, 2018.

Comment No. 15:	SAI – Pro Forma Financial Statements (Unaudited). The Staff notes that certain values in the table on page S-7 do not agree with the capitalization tables. Please review and revise.

Response:	BlackRock has made updates to the Capitalization section and the Pro-forma section. The Pro-forma section will not agree to the SAI due to adjustments made for distributions prior to the reorganization and the redemption of the Seed Capital.

August 1, 2018

Comment No. 16:	SAI – Pro Forma Financial Statements (Unaudited). With respect to the second table on page S-7, please include footnotes explaining the reason for the adjustment to the Acquiring Fund’s expenses.

Response:	The Registrant has revised the referenced table to reflect that the expenses are those of both the Target Fund and the Acquiring Fund.

Disclosure Staff Comments

Comment No. 17:	Questions & Answers – Question 3. Please supplementally explain to the Staff how the share class selection was made. What is the legal analysis? The Staff notes that Class R-2 and Class R-3 shares appear to have the same type of shareholders but these shareholders are going to different share classes with different expenses.

Response:	While the share class of each Acquiring Fund that a corresponding Target Fund’s shareholder will receive was selected primarily on the shareholder eligibility requirements of each share class of both the Target and Acquiring Fund, the similarities between the distribution fees of each share class of both the Target Fund and Acquiring Fund was also considered. 12b-1 Distribution and/or service fees applicable to Class R-2 shares of the Target Fund are most similar to those of Investor A shares of the Acquiring Fund. Class R-3 shares of the Target Fund do not have a 12b-1 distribution and/or service fee, similar to Institutional shares of the Acquiring Fund.

*  *  *  *  *  *  *  *  *  *  *   *  *  *  *  *

Please do not hesitate to contact me at (212) 728-8037 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Benjamin Archibald, Esq., BlackRock Advisors, LLC
Gladys Chang, Esq., BlackRock Advisors, LLC
Elliot J. Gluck, Willkie Farr & Gallagher LLP